Prospectus Supplement
John Hancock Marathon Asset-Based Lending Fund (the fund)
Supplement dated March 24, 2026 to the current Prospectus, as may be supplemented (the Prospectus)
On January 26, 2026, an affiliate of CVC Capital Partners plc, a private markets investment firm, announced that it has agreed to acquire 100% of Marathon Asset Management, L.P., the fund's subadviser (“Marathon”) in a cash and equity transaction (the “Transaction”). The closing of the Transaction will result in a change of control of Marathon, and therefore the current subadvisory agreement between Marathon and John Hancock Investment Management LLC (the “Adviser”) with respect to the fund, dated June 15, 2022, will automatically terminate pursuant to Section 15(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”), thus requiring approval of a new subadvisory agreement (the “New Subadvisory Agreement”) between Marathon and the Adviser. At its meeting held on March 23, 2026, the Board of Trustees (the “Board” or the “Trustees”) of the fund, a closed-end fund operating as a tender offer fund, including, as applicable, a majority of the Trustees who are not “interested persons” of the fund, as defined under the 1940 Act, considered and approved: (1) the election of three (3) Trustees as members of the Board (the “Election”); (2) the New Subadvisory Agreement between Marathon and the Advisor; and (3) other related changes.
The Board’s approval of the Election and the New Subadvisory Agreement, are subject to the approval of the fund’s shareholders (“Shareholders”). Accordingly, at an upcoming special meeting of Shareholders to be held on June 18, 2026 (the “Shareholder Meeting”), including any adjournment or postponement thereof, Shareholders will be asked to approve: (1) the Election; and (2) the New Subadvisory Agreement (together, the “Proposals”). Shareholders will not be asked to approve any other changes. More detailed information about the Proposals to be voted on at the Shareholder Meeting will be provided in a forthcoming proxy statement on or about May 7, 2026.
When you receive your proxy statement, please review it carefully and cast your vote to avoid the additional expense to the fund of any future solicitations. This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
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